

December 30, 2013

<u>Via E-mail</u>
David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
LA Mesa, CA 91942

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Form 8-K**
> **Filed December 27, 2013**
> **File No. 0-32201**

Dear Mr. Koos:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements

1. Please revise to disclose that the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded on September 9, 2013 that previously issued statements of cash flows for the year ended September 30, 2012, three months ended December 31, 2012, six months ended March 31, 2013, nine months ended June 30, 2013 and 2012 and for the periods from inception to June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 should no longer be relied upon because of errors in such statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comment or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief